Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 1, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

HEMISPHERE MEDIA GROUP, INC.
Registration Statement on Form S-4 (File No. 333-186210)

Ladies and Gentlemen:

On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2013.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated February 21, 2013 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the proxy statement/prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.                                      We note that the merger calls for conversion of the Amended Azteca Warrants into the right to acquire shares of Hemisphere Class A common stock.  Please explain why the parties to the Merger Agreement determined to pursue an amendment to the Azteca Warrants prior to the merger, as opposed to an exchange registered under the Hemisphere Form S-4 of the Azteca Warrants for Hemisphere warrants with the desired terms.  Given the significant adjustments called for by the Warrant Amendment, please provide your analysis of whether the Amended Azteca Warrants constitute new securities the offer of which would need to be registered.

Response to Comment 1

The Company acknowledges that the parties to the Merger Agreement could have pursued a registered exchange of the Azteca Warrants for new warrants of the Company; however, the Company respectfully advises the Staff that the parties are seeking the Warrant Amendment because the proposed changes to the terms of the Warrants are contractual modifications, rather than the type of substantive changes that courts and the Staff have characterized as the offering of a new security.  In addition, the merger agreement provides that Hemisphere will assume the contractual obligations of Azteca under the warrant agreement, as amended, rather than Hemisphere issuing new warrants.  Moreover, in the existing Azteca warrant agreement warrantholders and Azteca anticipated that such changes could be requested in contemplation of an initial business combination, and so the existing Azteca warrant agreement includes amendment provisions and the prospectus relating to Azteca’s initial public offering includes disclosure describing situations in which amendments may be undertaken at a future date in connection with a transaction.

Courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if such changes do not fundamentally alter the nature of an investment. In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105-106 (2d. Cir. 1994) If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997).

Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969); Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437-38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)).  Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities. See Allard at 420. See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise). The Staff has recognized that new securities exist in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The proposed amendments do not constitute significant changes in the nature of the initial warrant investment or in the assets underlying the warrants in the manner described above, as the proposed amendments simply provide that (i) each warrant to purchase Azteca common stock outstanding immediately prior to the closing of the Transaction (including all of the Sponsor Warrants) will become exercisable for one-half of the number of shares of common stock of Azteca at an exercise price of $6.00 per half-share (the “Amended Azteca Warrants”), (ii) the obligation to reduce the warrant price upon the occurrence of certain transactions in which the consideration to be received includes securities of a private company will be removed to permit the Amended Azteca Warrants to be treated as equity for reporting purposes, and (iii) the Public Warrants will be able to be exercised on a “cashless basis” at the election of Azteca under certain circumstances.  Notably, the amendment proposed in (ii) above is necessary to permit the Company to treat the Azteca warrants as equity, an amendment that arguably should have been implemented irrespective of the transaction.  This has no impact on the nature of the investment, or the underlying assets with respect to warrant  holders.  Further the amendment proposed in (iii) merely expands the  situations in which the warrants may be exercised on a cashless basis (i.e., the Company does not effectuate a registration statement in respect of the common stock underlying the warrants).  Here, the warrants are fundamentally the same security:  warrants of Azteca, a special purpose Acquisition company that may engage in the initial business combination in the future.

The Staff clearly has avoided reclassifying consensual modifications to the terms of a contract, rather than substantial changes in the basic nature of the security. See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture).

Azteca’s initial public offering prospectus included disclosure in its Risk Factors that “in order to effectuate [Azteca’s] initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments.”  Further, the prospectus states that Azteca “may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants... [A]lthough [Azteca’s] ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a warrant.”  Azteca’s disclosure is consistent with the changes to be effected by the Warrant Amendment, as the prospectus contemplated changes to the exercise price and the number of shares of common stock that may be purchased upon exercise of a warrant.

These changes will not result in any substantive changes in the rights, powers or obligations of Azteca’s warrantholders in the nature of their investment, nor will such changes significantly alter the nature of the investment or investment risks of warrantholders within the meaning of the cases and no action letters described above.  Accordingly, these changes may be more accurately characterized as modifications of contractual terms and not an offering of a new security.

2.                                      Please file all exhibits, including your tax and legal opinions, as soon as practicable.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response to Comment 2

The Company has filed exhibits 8.1, 10.10, 10.11, 23.1, 23.2, 23.3, 99.1 and 99.2 to the Registration Statement.  The Company will file the remainder of all required exhibits, including the legal opinion in a subsequent pre-effective amendment to the Registration Statement as promptly as possible.  The Company understands that the Staff will need adequate time to review the exhibits and that the Staff may have further comments after completing its review.

3.                                      We note reference to third party information throughout the filing.  Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Response to Comment 3

The Company has supplementally provided the Staff with support for all third party statements used in the Registration Statement with clearly marked cross-references.  In accordance with Rule 418 of the Securities Act of 1933, as amended, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff ‘s review thereof.

4.                                      We encourage you to file a preliminary proxy card with your next amendment.

Response to Comment 4

Forms of the preliminary proxy cards have been filed as Exhibits 99.1 and 99.2 to the Registration Statement in response to the Staff’s comment.

Prospectus Cover Page

5.                                      Please limit the prospectus cover page to one page and write it in plain English.  Refer to Item 501(b) of Regulation S-K.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the prospectus cover page to be shorter and written in plain English. However, the Company believes that all of the information currently included in the revised prospectus cover page is important, and could not reduce the prospectus cover page to one page without leaving out important information regarding the proposed Transaction.

6.                                      Please disclose the total number of each class of securities being offered pursuant to the prospectus.  Refer to Item 501(b)(2) of Regulation S-K.

Response to Comment 6

The Company has revised the prospectus cover page to disclose that 19,583,334 shares of Hemisphere Class A common stock are being offered pursuant to the prospectus to Azteca stockholders and holders of warrants to acquire shares of Hemisphere Class A common stock.  Please see the cover page of Amendment No. 1.

7.                                      Please disclose throughout the proxy statement/prospectus that WAPA and Cinelatino are affiliated companies and explain how they are affiliated.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment.  Please see the Letter to Stockholders and Public Warrantholders of Azteca Acquisition Corporation, the Notice of Special Meeting of Stockholders, the Notice of Special Meeting of Warrantholders, as well as pages 21 and 152 of Amendment No. 1.

Questions and Answers, page 3

8.                                      Please add a Question and Answer regarding the ability of Azteca, the initial purchasers and Azteca’s directors, officers, advisors or their affiliates to purchase shares in the open market prior to the shareholder vote and the impact these purchases may have on that vote, the likelihood of effectuating the Transaction and your capitalization after the Transaction.  In future amendments, revise this discussion so that it includes quantified disclosure of any future acquisitions of stock by Azteca and Azteca’s affiliates.

Response to Comment 8

The Registration Statement has been revised to add the requested Questions and Answers in response to the Staff’s comment.  In subsequent pre-effective amendments, the Registrant will revise this disclosure so that it includes quantified disclosure of any future acquisitions of stock by Azteca and Azteca’s affiliates.  Please see pages 13 and 14 of Amendment No. 1.

Why is Azteca holding a special meeting of stockholders?, page 5

9.                                      Please disclose the total value of the consideration for the Transaction and the value that each party will receive.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 5 of Amendment No. 1.

Why is Azteca proposing its Warrant Amendment Proposal?, page 7

10.                               You disclose that approval of the Warrant Amendment Proposal is a condition to consummate the Transaction.  You also disclose that, if the Transaction is not completed, the Warrant Amendment will not become effective, even if warrantholders have approved the Warrant Amendment.  Please disclose throughout the proxy statement / prospectus, if true, that the Transaction will not be consummated unless the Public Warrantholders approve the Warrant Amendment, even if the Transaction proposal is approved.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment.  Please see the Notice of Special Meeting of Warrantholders and pages 7 and 27 of Amendment No. 1.

What will the WAPA/Cinelatino Investors receive in the Transaction?, page 8

11.                               Please revise here, under “What interests do Azteca’s current officers and directors have in the Transaction” on page 9 and throughout the filing to clarify what you mean by the statement “for a purchase price per warrant equal to the cash payment to the Public Warrantholders.” If the purchase price per warrant is $0.50, then so state.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment.  Please see the cover page and pages 8, 11, 24, 30, 127, 152, 160, 168, 182 and 206 of Amendment No. 1.

What equity stake and voting percentage will the WAPA/Cinelatino Investors and the Azteca stockholders hold in Hemisphere?, page 8

12.                               Please also disclose the percentage ownership and voting control of Hemisphere assuming the maximum redemption of shares by Azteca shareholders that would leave at least $80 million of cash in the trust account.

Response to Comment 12

The Registration Statement has been revised to include the ownership and voting control of Hemisphere (assuming the maximum redemption of shares by Azteca shareholders) in response to the Staff’s comment.  Please see page 9 of Amendment No. 1.

What happens to the funds deposited in the Trust Account after completion of the Transaction?, page 9

13.                               Please quantify the amount of deferred underwriting fees payable to Azteca’s underwriter and the amount of consulting fees due to Azteca’s consultants and advisors.

Response to Comment 13

The Company respectfully advises the Staff, that, as this is a matter that is still under discussion, the Company is not in a position to provide such disclosure at this time.  Accordingly, prior to the Company filing its request for acceleration of the effective date of the Registration Statement, the Registration Statement will be revised to quantify the amount of deferred underwriting fees payable to Azteca’s underwriter and the amount of consulting fees due to Azteca’s consultants and advisors.

How do the Azteca Initial Stockholders intend to vote their shares?, page 12

14.                               Reconcile the disclosure here with the disclosure on page 177, which indicates that Mr. Engelman and Ayub have not agreed to vote their shares in favor of the Transaction.

Response to Comment 14

The Registration Statement has been revised to reconcile the disclosure on page 12 of the Registration Statement with the disclosure on page 177 of the Registration Statement in response to the Staff’s comment.  Please see page 11 of Amendment No. 1.

Do Azteca stockholders have redemption rights?, page 12

15.                               Please explain whether and how elections to exercise appraisal rights will impact the requirement that Azteca have at least $80.0 million of cash.  To provide context, disclose the maximum number and percentage of shares that could be redeemed before less than $80.0 million remains in the trust account.

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 15 and 16 of Amendment No. 1.

16.                               Please disclose that shares will only be redeemed if the Transaction is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares would be redeemed.

Response to Comment 16

The Registration Statement has been revised to provide that Public Shares will only be redeemed if the Transaction is consummated.  The Registration Statement has been further revised to provide that, even if the Transaction is not consummated, holders of Public Shares who elected to redeem Public Shares would receive the same portion of the Trust Account that they would receive upon liquidation.  Please see the  Letter to Stockholders and Public Warrantholders of Azteca Acquisition Corporation and pages 13 and 159 of Amendment No. 1.

How much will I received if I exercise my redemption rights?, page 13

17.                               Please disclose, as of the latest practicable date, the alternative redemption price.  Also disclose the initial public offering price per unit for comparative purposes.

Response to Comment 17

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 13 of Amendment No. 1.

Will how I vote affect my ability to exercise redemption rights?, page 13

18.                               Please highlight that unlike most SPAC merger procedures, holders of Azteca shares may elect to redeem his, her or its shares irrespective of whether he, she or it votes for or against the approval of the Transaction.  As a result, the Transaction can be approved by shareholders who will redeem shares and no longer remain shareholders leaving shareholders who chose not to redeem, holding shares in a company with a less liquid trading market, substantially fewer shareholders, less cash, and the potential inability to meet the listing standards of NASDAQ.

Response to Comment 18

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 13 of Amendment No. 1.

What vote is required to approve each proposal at the special meeting of warrantholders?, page 15

19.                               Please explain why approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of the outstanding Public Warrants.

Response to Comment 19

The changes to the warrant require an amendment to the Warrant Agreement, which amendment required a 65% vote.  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 27 and 150 of Amendment No. 1.

Summary, page 19

20.                               Please revise your disclosure to avoid redundancy between this section and your “Questions and Answers” section.  For example, the disclosures on pages 26 through the top of page 29 reiterates much of the information provided under “Information about the Special meeting of Stockholders” beginning on page 11 and under “Information about the Special Meeting of Warrantholders” beginning on page 15.

Response to Comment 20

The Registration Statement has been revised to delete the repetitive disclosure in response to the Staff’s comment.  Please see pages 11 and 16 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 30

21.                               Please disclose that Hemisphere has received an opinion of counsel as to the material tax consequences of the Transaction.  We note the exhibit to be filed as Exhibit 8.1.  Identify counsel and summarize the material tax consequences.  Clarify that the other opinions to which you refer are tax opinions to be received upon closing of the Transaction.

Response to Comment 21

The Registration Statement has been revised to clarify that Azteca will receive an opinion of counsel, which is filed as Exhibit 8.1 to the Registration Statement.  The Company respectfully advises the Staff that Hemisphere will not receive an opinion of counsel in connection with its issuance of stock in the Transaction.  Please see pages 30 and 31 of Amendment No. 1.

Selected Historical Financial Data of Azteca, page 32

Comparative Historical and Pro Forma Per Share Data, page 38

22.                               Please show us how you have computed Weighted average shares outstanding — Basic and diluted at December 31, 2011.

Response to Comment 22

In response to the Staff’s comment, the Company advises the Staff that the calculation of Weighted average shares outstanding — Basic and diluted at December 31, 2011 was calculated in the Registration Statements as follows:

	2011
	January 1	December 31
Shares issuable to WAPA Member and Cinelatino stockholders	33,000,000	33,000,000
Shares issuable to Azteca shareholders	10,000,000	10,000,000
Shares issuable to Azteca Initial Stockholders	2,500,000	2,500,000
Less: WAPA Member and Cinelatino stockholders shares subject to forfeiture(a)	(3,000,000)	(3,000,000)
Less: Azteca Initial Stockholders shares subject to forfeiture(a)	(985,294)	(985,294)
Less: Azteca Initial Stockholders shares cancelled	(250,000)	(250,000)
Total Shares Outstanding - Basic and Diluted	41,264,706	41,264,706
Weighted Average Shares Outstanding - Basic and Diluted	41,264,706

(a)                                 The shares subject to forfeiture held by the current owners of WAPA and Cinelatino and the Azteca Initial Stockholders are excluded as these shares are contingently returnable for which all the necessary conditions have not been satisfied.

	Shares	Weighted Average
Shares issued to Sponsor at beginning of period	2,875,000	2,867,123
Shares issued in IPO - July 6, 2011	10,000,000	4,876,712
Shares subject to possible redemption, reclassed out of permanent equity - July 6, 2011	(8,107,784)	(3,953,933)
Shares forfeited by Sponsor in August 2011	(375,000)	(183,068)
Adjustment to shares subject to possible redemption at end of reporting period, December 31, 2011	(482,677)	—
Weighted average number of common shares outstanding, excluding shares subject to possible redemption - basic and diluted		3,606,835
Net income reported for the period (as Restated)		$4,840,855
Net income per common share outstanding, excluding shares subject to possible redemption		$1.34

Risk Factors, page 40

Risk Factors Relating to Azteca, page 42

If third parties bring claims against Azteca, the proceeds held in the Trust Account..., page 42

23.                               Please disclose whether WAPA, Cinelatino and the advisors Azteca relied upon in negotiating the Transaction have entered into the type of waiver described under this risk factor.

Response to Comment 23

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 43 of Amendment No. 1.

Subsequent to the consummation of the transaction, Hemisphere may be required to subsequently take write-downs or write-offs, page 43

24.                               Please either remove the statement “[a]lthough Azteca has conducted extensive due diligence on WAPA and Cinelatino...” or revise the statement to describe the due diligence conducted.

Response to Comment 24

The Registration Statement has been revised to remove the statement “[a]lthough Azteca has conducted extensive due diligence on WAPA and Cinelatino…”.  Please see page 44 of Amendment No. 1.

Risk Factors Related to WAPA PR’s Broadcast Business, page 48

The FCC may impose sanctions or penalties for violations of rules or regulations, page 51

25.                               Please explain the term “payola.”

Response to Comment 25

The Company advises the staff that the term “payola” is an industry term for certain sponsorship identification violations.  The Registration Statement has been revised to remove the reference to “payola”.  Please see page 51 of Amendment No. 1.

Risk Factors Relating to the Transaction, page 59

Azteca stockholders cannot be sure of the market value of the shares of Hemisphere Class A common stock..., page 59

26.                               In light of the requirement to effect the transaction before April 6, 2013, clarify the statement “[i]n addition, it is possible that the Transaction may not be completed until a significant period of time has passed after the special meeting.”

Response to Comment 26

The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 59 and 60 of Amendment No. 1.

Azteca, WAPA and Cinelatino will be subject to business uncertainties and contractual restrictions while the Transaction is pending, page 63

27.                               In a separate risk factor, please more fully address the risk that the Transaction may allow certain customers to terminate their agreements with WAPA and Cinelatino.  Discuss the importance of these agreements to WAPA’s and Cinelatino’s operations.  If practicable, quantify the importance by the percentage of revenues and/or subscribers that these agreements represent.

Response to Comment 27

The Company respectfully advises the Staff that the Transaction will not trigger any termination rights in any of its customer contracts.  However, the Registration Statement has been revised to describe the risks to Cinelatino if customers were to terminate their contracts pursuant to the terms of such contracts.  Please see page 55 of Amendment No. 1.  The Company does not believe that this risk is meaningful to the business and results of operations of WAPA.

The exercise of discretion by Azteca’s directors’ and officers’ in agreeing to changes or waivers in the terms of the Transaction, page 67

28.                               The second paragraph of this risk factor appears to start a discussion of a separate risk.  Please disclose this information under a separate heading.

Response to Comment 28

The Registration Statement has been revised to disclose the information in the second paragraph of this risk factor under a separate heading.  Please see page 68 of Amendment No. 1.

Information About WAPA.  Page 85

Key Historical Initiatives, page 85

29.                               Please support the statements made in bullets one, five and six by quantifying the increases in the metrics described.  Please similarly revise bullets two and four under the related disclosure regarding Cinelatino on page 108.

Response to Comment 29

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 88 and 109 of Amendment No. 1.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of WAPA, page 95

Overview, page 95

30.                               Please expand the Overview section for WAPA and for Cinelatino on page 115 to provide a high level discussion that addresses business trends, outlook and strategy.  With regard to WAPA, consider discussing the fact that advertising fees have been the predominant source of revenues.  Also consider describing how the economics of WAPA PR’s business differ from those of WAPA America’s business.  With regard to Cinelatino, consider discussing the disproportionate amount of revenues derived from U.S. operations compared to the U.S. subscriber base and how this phenomenon impacts management decisions.  Also consider addressing your dependence on a few customers for the majority of revenues as well as how changes to your agreements with MVS will or will not impact operations.  These are just examples.

Response to Comment 30

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 98, 99, 100 and 117 of Amendment No. 1.

Consolidated Results Of Operations, page 98

31.                               Please provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period.  For example, expand your disclosure regarding Net Revenues to more specifically address and quantify revenues generated by WAPA PR and WAPA America and revenues attributable to advertising versus retransmission and subscriber fees.  Where onetime events significantly affected results, please fully describe these events.  For example, explain the nature of the impairment of intangible assets in 2009.  These are just examples.  Please revise throughout this section and similarly revise the Cinelatino Results Of Operations disclosure on pages 117 to 120.

Response to Comment 31

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 102, 103, 119, 120 and 121 of Amendment No. 1.

Discussion of Indebtedness, page 104

32.                               Identify the counterparty or counterparties to the WAPA Loan Agreement and the Cinelatino Term Loan described on page 122.  Please clarify the interest rate on the WAPA Loan Agreement by disclosing the rate as of the latest reported financial period.  In addition please file both of these agreements as exhibits.

Response to Comment 32

The Registration Statement has been revised to include the counterparties to the WAPA Loan Agreement and Cinelatino Term Loan Agreement, as well as clarifying the interest rate of the WAPA Loan Agreement in response to the Staff’s comments.  Please see pages 106 and 123 of Amendment No. 1.

33.                               Revise this section and the Discussion of Indebtedness section related to Cinelatino on page 122 to provide respective management’s assessment of each company’s ability to fund operations and meet its financial obligations over the short and long-term.

Response to Comment 33

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 106 and 123 of Amendment No. 1.

34.                              Briefly describe WAPA’s sources and uses of cash.  Provide similar disclosure for Cinelatino.

Response to Comment 34

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 104 and 121 of Amendment No. 1.

Information About Cinelatino, page 108

35.                               We note the prevalence of positive subjective statements within this section and within the description of WAPA’s business.  Please classify these subjective statements as your opinion or belief.  Statements you should revise include:

•                                          “WAPA America is well positioned to benefit from the significant growth in the U.S. Hispanic population and related growth in Hispanic cable television subscribers” (Page 86);

•                                          “Cinelatino is very well positioned to benefit from the growth in the U.S. Hispanic population” (Page 109);

•                                          Cinelatino’s programming is strategically aligned with the viewing preferences of U.S. Hispanics” (Page 109);

•                                          “Cinelatino is the only U.S. cable movie network programmed with the top titles from these countries, and, as a result, has built tremendous loyalty from these viewers” [Italics added] (Page 110);

•                                          “Cinelatino’s series all share extremely high production values, promotable stars and compelling stories” (Page 110);

These are only examples.  Please revise other statements as necessary.

Response to Comment 35

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 89, 91, 93, 94, 99, 109, 110, 111 and 112 of Amendment No. 1.

Distribution, page 110

36.                               Pages F-63 and F-76 of the financial statement notes indicate that Cinelatino generates a material portion of its revenues from three major customers.  Please identify these customers and disclose Cinelatino’s dependence on them.

Response to Comment 36

The Company acknowledges the Staff’s comments.  The Company believes that more detailed disclosure regarding the identity of the three customers would cause the Company to disclose proprietary information that could result in significant competitive harm to the Company. The Company also believes that disclosing such information would put the Company at a competitive disadvantage when negotiating future contracts with customers.  Most important, the Company believes that the identity of the customers is not material information for investors.  However, as discussed in response to Comment 27 above, the Registration Statement has been revised in response to the Staff’s comment to include disclosure in the risk factors regarding Cinelatino’s dependence on major customers.  Please see page 55 of Amendment No. 1.

MVS Service Agreements, page 112

37.                               Please revise to more clearly disclose the effect, if any, that the Master License Agreement and the Dish Mexico Affiliation Agreement agreements with MVS had and will continue to have on Cinelatino’s ability to achieve distribution by entities unaffiliated with MVS.

Response to Comment 37

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 113 and 117.

38.                               Please file each agreement described in this section that will remain in effect after the Transaction as an exhibit, or explain why each excluded agreement does not constitute a material contract under Regulation S-K Item 601(b)(10).

Response to Comment 38

The Distribution Agreement will be terminated in connection with the consummation of the Transaction with an effective date of January 1, 2013. The Company is not required to file any of the Satellite and Support Services Agreement (the “SSA Agreement”), the Master License Agreement (the “License Agreement”) or the Dish Mexico Affiliation Agreement (the “Dish Mexico Agreement”) with the Registration Statement. Item 601(b)(10)(ii) of Regulation S-K states that if the contract is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to be made in the ordinary course of business and not required to be filed unless it falls into one or more limited exceptions (unless otherwise immaterial).  Each of the SSA Agreement, the License Agreement and the Dish Mexico Agreement is of the type that ordinarily accompanies the type of businesses in which the Company and its subsidiaries are engaged. For example, the Dish Mexico Agreement is one of over 100 affiliation agreements the Company has entered into in the ordinary course of its business. Further, Item 601(b)(10)(ii)(B) requires that registrants file “any contract upon which the registrant’s business is substantially dependent, as in the case of ...contracts...upon which the registrant’s business depends to a material extent.”  The registrant is not substantially dependent upon any of the SSA Agreement, the License Agreement or the Dish Mexico Agreement.  The Company believes that if either the SSA Agreement or the License Agreement was terminated, the Company could enter into replacement contracts with other providers on similar terms without significant disruption to its business. Further, these agreements are not revenue generating contracts and therefore they do not, individually or in the aggregate, represent a significant portion of the Company’s revenues. With respect to the Dish Mexico Agreement, the Company believes that other distribution channels would be readily available for its programming.  Further, the Dish Mexico Agreement does not represent a significant portion of the Company’s revenues. Revenues associated with the Dish Mexico Agreement would have represented less than 2% of the Company’s total revenue based on 2012 consolidated revenues.  For the reasons described above, the SSA Agreement, the License Agreement and the Dish Mexico Agreement are ordinary course agreements upon which the Company’s business is not substantially dependent and accordingly, the Company does not believe it is required to file these agreements as exhibits to the Registration Statement.

Government Regulation of Hemisphere, page 130

Other Regulations, page 138

39.                               We note the statement “Cinelatino is also subject to laws and regulations that may be adopted or promulgated by the governments of other jurisdictions in which it operates.”

If any particular laws or regulations of other jurisdictions materially impact Cinelatino’s operations, please briefly describe them.

Response to Comment 39

The Company respectfully advises the Staff that there are no particular laws or regulations of other jurisdictions that materially impact Cinelatino’s operations.

The Special Meeting Of Warrantholders And Special Meeting Of Azteca Stockholders, page 139

Vote Required for Stockholder Proposals, page 141

40.                               Please revise the last sentence of this section to make clear that it does not pertain to the vote to approve and adopt the Merger Agreement.

Response to Comment 40

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 142 of Amendment No. 1.

Vote Required for Warrantholder Proposals, page 141

41.                               Please revise the last sentence of this section to reflect the fact that Azteca’s ability to adjourn the warrantholder meeting to permit further solicitation and vote of proxies is subject to the approval of a majority of the warrantholders deemed present.  Please also revise the “Adjournments and Postponements” section on page 145 to address adjournment of the warrantholder meeting.

Response to Comment 41

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 142 and 146 of Amendment No. 1.

How to Vote Your Stock and/or Warrants, page 142

42.                               Please revise to make clear that warrantholders may vote over the Internet, as indicated elsewhere in the filing.  Please also revise the “Vote Required for Approval” section on page 149 to make clear that the Warrant Amendment requires consent of the holders of at least 65% of the “Public Warrants” as opposed to the “outstanding Azteca warrants.”

Response to Comment 42

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 143 and 150 of Amendment No. 1.

Proxy Solicitations, page 144

43.                               We note that Azteca’s directors, officers and employees may solicit stockholders by telephone or in person.  Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.  See Exchange Act Rule 14a-6(b) and (c).  Please confirm your understanding of these requirements in your response.

Response to Comment 43

The Company hereby confirms its understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

The Warrant Amendment Proposal, page 147

44.                               Please describe the purpose and effect of each of the amendments to the Warrant Agreement, including subparts (iii) and (iv) of the first paragraph of this section.

Response to Comment 44

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 148 and 149 of Amendment No. 1.

Background of the Transaction, page 151

45.                               We note that Azteca signed confidentiality agreements to enter into discussions regarding a potential transaction with 22 acquisition targets.  Please provide more detail regarding both Azteca’s efforts to find targets and the discussions held with the potential targets.  Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to the Transaction.

Response to Comment 45

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 153 of Amendment No. 1.

46.                               The descriptions of the meetings and communications contained within this section do not adequately explain the substance and importance of these events.  For example, the disclosures regarding the meetings held on November 14, 2012 and November 15, 2012 do not adequately explain the substance of the presentations by Cinelatino’s and WAPA’s management and the related questions and answers.  As another example, the importance of the December 12, 2012 meeting is unclear.  As a final example the description of the update provided to the Azteca board on January 9, 2012 does not describe the material talking points or the nature of the questions by the board members.  These are just examples.  Please revise throughout this section to provide investors with substantive information about the development of the Transaction.

Response to Comment 46

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 154, 155 and 156 of Amendment No. 1.

47.                              Similarly expand the description of materials circulated by the various parties.  For example, describe the contents of the “brief information package” sent on April 9, 2012.  As another example, explain the material changes in the drafts of the Merger Agreements exchanged from December 27, 2012 through January 22, 2013.

Response to Comment 47

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 153 of Amendment No. 1.

48.                               Please provide more insight into the reasons for and negotiations behind decisions regarding the ultimate amount and form of consideration for the Transaction.  Such disclosure should explain how the parties determined the particular number of shares to be issued to the WAPA and Cinelatino investors and the shares to be issued to the Azteca shareholders.  Such disclosure should also describe the reasons for and negotiations behind the number of shares subject to earn out provisions and the warrants to be sold, purchased and forfeited under the Merger Agreement.

Response to Comment 48

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 156 of Amendment No. 1.

49.                               Please describe with specificity the negotiations which led to the determination to ask Azteca’s shareholders to approve the Warrant Amendment.

Response to Comment 49

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 156 of Amendment No. 1.

50.                               We note that on January 14, 2013 Azteca’s board of directors approved the terms of the proposed Transaction pending the resolution of open issues and the receipt and review of “certain financial information from WAPA and Cinelatino.” Please tell us if Azteca’s board or its representatives received financial projections related to WAPA and/or Cinelatino at any point during the negotiations and/or deliberations of the Azteca board.  If so, please disclose these projections as well as any material assumptions underlying them and discuss how the board considered this information.

Response to Comment 50

During its deliberations on the Transaction, Azteca’s Board received information from Azteca’s officers and advisors on Hemisphere management’s expected 2012 EBITDA and budgeted EBITDA for 2013, including an update to those projections after the amendments to the MVS related party agreements were finalized. The projection information the Azteca Board received as updated is consistent with the projections reflected in the investor presentation filed with the Commission by Hemisphere on February 5, 2013 pursuant to Rule 425. Please see page 156 of Amendment No. 1 for additional disclosure.

51.                               Please indicate whether the impending deadline for a transaction influenced the board in deciding to approve the transaction with WAPA and Cinelatino and to forgo receipt of an opinion by an independent financial advisor on the fairness of the transaction.

Response to Comment 51

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 156 of Amendment No. 1.

Recommendations of the Azteca Board; Reasons for the Transaction, page 154

52.                               Please expand each of the positive and negative factors that you list as considered by the board in making its recommendation.  Provide more details about what the board considered and how each factor was a positive or negative factor.  For instance, explain what about the financial and other terms and conditions of the Merger Agreement favored consummating the Transaction.  As another example, explain how the combined company’s size weighed against the merger.  These are just examples.

Response to Comment 52

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 157 and 158 of Amendment No. 1.

53.                               Please discuss what consideration the board gave to the following:

•                                          The equity stake and voting control of Azteca shareholders in the combined company;

•                                          The impact of the Warrant Amendment on the Azteca warrantholders;

•                                          The amount of funds that would be left in the trust account following the consummation of the transaction, taking into account the expected payments discussed in the first Q&A on page 9 and the use of up to 15% of the trust account for open market purchases of Azteca shares; and

•                                          The lack of independent valuation or fairness opinion.

Response to Comment 53

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 44, 157 and 158 of Amendment No. 1.

54.                               We note from your risk factor “The Azteca Board did not obtain a third-party evaluation or fairness opinion...” on page 44 that the Azteca board and management “reviewed comparisons of comparable companies and developed a long-range financial model” during its analysis of the Transaction.  Please provide a separate subsection that describes the board’s analyses and how the results supported the board’s conclusion that the Transaction was in the best interest of Azteca stockholders.  For example, identify the comparable companies and describe the comparisons conducted.  In addition, disclose the salient details of the long-range financial model considered.

Response to Comment 54

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 44, 157 and 158 of Amendment No. 1.  The disclosure has been updated to describe the topics reviewed by the Azteca Board, but the Company has been advised that a long range financial model was not prepared.

Azteca’s Financial Advisors, page 156

55.                               Please disclose the amount of deferred underwriting compensation to which Deutsche Bank is entitled of the Transaction is consummated.

Response to Comment 55

Prior to the Company filing its request for acceleration of the effective date of the Registration Statement, the Registration Statement will be revised to disclose the amount of deferred underwriting compensation to which Deutsche Bank is entitled of the Transaction is consummated.

Interests of Azteca Officers and Directors in the Transaction, page 157

56.                               Please revise the statement “[w]ith respect to Azteca’s executive officers and directors, these interests include, among other things” [Italics added] to make clear that this section covers all of the material interests that differ from the Azteca’s stockholders, other than the Azteca Initial Stockholders.

Response to Comment 56

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 160 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 159

Material U.S. Federal Income Tax Consequences of the Transaction to Azteca Stockholders, page 160

57.                               We note that the opinion of Greenberg Traurig, LLP states that the Azteca Merger, the WAPA Merger and the Cinelatino Merger, taken together, “should” qualify as an exchange described in “Section 351 of the Code.” We also note “should” opinions in the discussion of the material tax consequences of the Warrant Amendment and Transaction to public warrantholders.  Please highlight that counsel is unable to give “will” opinions on these material tax consequences and the degree of uncertainty.  Revise all references to the material tax consequences of the Transaction and Warrant Amendment to explain why it cannot give a “will” opinion and to describe the degree of uncertainty in the opinion.

Response to Comment 57

The Registration Statement has been revised to state that in the opinion of Greenberg Traurig, LLP, the Azteca Merger, the WAPA Merger and the Cinelatino Merger, taken together, “will” qualify as an exchange described in Section 351 of the Code. The Company has highlighted that counsel is unable to give “will” opinions on the material tax consequences of the Warrant Amendment and Transaction to Public Warrantholders, explained the reasons for this, and described the degree of uncertainty in the opinion.  Please see pages 163, 164, 165 and 166 of Amendment No. 1.

58.                               In addition, please make clear how the current opinion impacts the condition that Azteca receive an opinion that the mergers “will qualify as an exchange described in Section 351(a) of the Code.” Revise the disclosure under “What are my U.S. Federal income tax consequences as a result of the Transaction?” on page 9, the disclosure under “Material U.S. Federal Income Tax Consequences” on page 30 and the risk factor titled “There may be tax consequences of the Azteca Merger that may adversely affect Azteca stockholders” on page 44 to disclose that counsel is unable to deliver a “will” opinion and the consequences to stockholders if the transaction fails to qualify as an exchange.

Response to Comment 58

The Company has revised the Registration Statement to state that counsel will deliver a “will” opinion, and that the Azteca Merger, the WAPA Merger and the Cinelatino Merger, taken together, “will” qualify as an exchange described in Section 351 of the Code.  This language is consistent with the condition of the Transaction that Azteca receive an opinion that the mergers will qualify as an exchange described in Section 351(a) of the Code.  Please see pages 163 and 164 of Amendment No. 1.

59.                               Please have counsel revise to explain the ambiguity of whether the merger of Azteca Merger Sub with and into Azteca will qualify as a reorganization under Section 368(a).

Response to Comment 59

The Company has revised the language in the Registration Statement concerning whether the merger of Azteca Merger Sub with and into Azteca will qualify as a reorganization under Section 368(a) of the Code.  The merger takes the form of a reverse triangular merger, which subject to certain requirements, can qualify as a reorganization under Section 368(a)(1)(A) of the Code and Section 368(a)(2)(E) of the Code.  One of these requirements is the continuity of business enterprise requirement, which generally requires the acquiring corporation to either continue the acquiring corporation’s historic business or use a significant portion of target’s historic business assets in a business. This would require the continuation of Azteca’s historic business or the use of its historic business assets in a business. Since Azteca has never been engaged in an active business, it is unclear whether the continuity of business enterprise requirement can be satisfied, and accordingly, it is unclear that the merger satisfies the requirements for reorganization under Section 368(a) of the Code.  Please see page 166 of Amendment No. 1.

The Agreements, page 164

60.                               We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, representations and warranties in the Merger Agreement.  Please acknowledge that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.  Please also revise any statements that imply that the descriptions of the representations, warranties and covenants do not constitute public disclosure.

Response to Comment 60

The Company hereby acknowledges that notwithstanding the inclusion of a general disclaimer regarding the accuracy of, and investor use of, representations and warranties in the Merger Agreement, that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 167 of Amendment No. 1.

Post-Transaction Pro Forma Security Ownership By Certain Beneficial Owners And Management Of Hemisphere, page 184

61.                               Please add a column to reflect each party’s voting power upon the consummation of the Transaction compared to the voting power of all of Hemisphere’s outstanding capital stock.

Response to Comment 61

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 187 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 192

62.                               We note that the proposed transaction involves the combining of WAPA and Cinelatino, two businesses with different ownership groups.  Tell us how you applied the guidance in ASC 805-10-25-5 in evaluating whether one of these combining entities is the accounting acquirer.  In your response discuss in detail how you evaluated each of the factors in paragraphs 805-10-55-11 through 55-15.  Also identify the owners and the percentage ownership interests in each entity before the transaction and in the resulting combined entity.  Please identify any common ownership in these entities or related parties and the nature of the relationship.

Response to Comment 62

62. We note that the proposed transaction involves the combining of WAPA and Cinelatino, two businesses with different ownership groups. Tell us how you applied the guidance in ASC 805-10-25-5 in evaluating whether one of these combining entities is the accounting acquirer. In your response discuss in detail how you evaluated each of the factors in paragraphs 805-10-55-11 through 55-15. Also identify the owners and the percentage ownership interests in each entity before the transaction and in the resulting combined entity. Please identify any common ownership in these entities or related parties and the nature of the relationship.

The Company evaluated the four separate entities of WAPA, Cinelatino, Azteca, and Hemisphere, from an operating company perspective and determined there to be two operating companies for which evaluation of the transaction should be considered; WAPA and Cinelatino.  Azteca is a blank check company and Hemisphere was formed as the specific vehicle to consummate the transaction.

The Company determined that WAPA and Cinelatino should be combined as entities under common control; therefore, in accordance with ASC 805-10-15-4(c), the acquisition method is not appropriate and the requirements of ASC 805-10-55-11 through 55-15 were not evaluated.  The Company considered several factors in reaching the determination that WAPA and Cinelatino were subject to common control.  From a voting ownership percentage, InterMedia Partners VII, LP (InterMedia) has 100% voting interest in WAPA and 50% in Cinelatino through InterMedia Cine Latino, LLC (a 100% owned subsidiary of InterMedia).  Common control is not solely based on voting ownership percentages and further evaluation was performed.  Common control may be achieved through the rights of a sole general partner in a partnership or contract and other legal arrangements.  InterMedia has determined that WAPA and Cinelatino are under common control for the following reasons:

•                  Control obtained through contractual terms of the stockholders agreement of Cinelatino that give InterMedia certain over-riding control rights beyond what its voting percentage in Cinelatino would otherwise indicate

•                  InterMedia has the ability to appoint or remove senior management of Cinelatino, including the chief executive officer and the chief financial officer

•                  InterMedia has the sole right, in certain circumstances, to appoint, engage, or terminate a third-party representative or licensee in charge of distribution of the network throughout the world

•                  InterMedia has sole right and power to take any actions on behalf of Cinelatino relating to the enforcement of certain agreements

•                  InterMedia has the right to drag along other shareholder in the event of a transfer of stock

•                  InterMedia has liquidation preference equal to its initial investment to acquire its interest in the Company, plus any additional funding provided to the company, less distributions received

Given the 100% ownership of WAPA by InterMedia and InterMedia’s contractual and legal rights described above, InterMedia is considered to control both WAPA and Cinelatino.  To further explain this conclusion, we provide the following additional information: InterMedia’s general partner is obligated to operate the Fund so as to avoid the requirement of registering the Fund with the SEC as a Registered Investment Company under the Investment Company Act of 1940.  One of the consequences of this is that the Fund takes a control position in its portfolio companies.  For WAPA, this determination was simple as a majority of the voting interest was with the Fund.  However, in the Cinelatino situation, where owning a majority of the equity is not possible in the context of the deal, indicia of control were added in the shareholders agreement, namely the special rights described above.  These special rights give the Fund certain over-riding control rights beyond what its equity would otherwise indicate.  Based on these elements of control, the Fund concluded that it controlled Cinelatino even though it did not own a majority of the voting equity interests.  Accordingly, InterMedia concluded it controlled both WAPA and CineLatino.

In addition to the considerations above, which the Company believes are compelling, the Company also considered the guidance in Staff Accounting Bulletin (SAB) Topic 2D, “Business Combinations — Financial Statements of Oil and Gas Exchange Offers” (SAB 47) (paragraph 932-10-S99-2 which states a group of shareholders that holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists, the entities are under common control.  As evidenced by the merger agreement dated January 22, 2013, WAPA and Cinelatino acting in concert have approved the transaction for which the shares will be exchanged and thus the entities are under common control.

The Company has presented the pre and post transaction ownership interests of WAPA and Cinelatino below as requested:

	Pre Equity	Pre Voting	Post Equity	Post Voting **
WAPA
InterMedia Partners VII, LP	100%	100%	45.2%	59.7%
Cinelatino
InterMedia Cine Latino, LLC *	47.5%	50.0%	13.2%	17.4%
Cinéma Aeropuerto, S.A. de C.V	47.5%	50.0%	13.2%	17.4%
James M. McNamara	5.0%	0.0%	1.4%	1.8%
Combined
InterMedia Partners VII, LP			58.4%	77.1%

* - 100% owned subsidiary of InterMedia Partners VII, LP

** - excludes Hemisphere Class A common stock issuable upon conversion of warrants held by such holders.

Description of Transaction, page 197

63.                               Please expand your presentation of the Hemisphere Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2012 and for the Year Ended December 31, 2011 to include the effects of the excluded 3,000,000 shares of Hemisphere Class B common stock and the excluded 985,294 shares of Hemisphere Class A common stock on earnings per share.  These items should be presented as alternatives in addition to the current pro forma financial information.

Response to Comment 63

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 200, 201 and 202 of Amendment No. 1.

64.                               Please expand your presentation of Hemisphere Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2012 to show alternative presentations for Note 2(a)(i) and Note 2(b) relating to Azteca public stockholders who exercise their rights since you presently assume that no stockholders exercise their redemption rights.

Response to Comment 64

The Registration Statement has been revised to clarify that the Trust Account, after taking into account any redemptions properly exercised by the Azteca stockholders and subsequently paid to such holders, will not have less than $80 million.  The information presented in Note 2(b) would not be subject to change in the event Azteca stockholders properly exercised their redemption rights.  Please see pages 200 and 201 of Amendment No. 1.

Balance Sheet Pro Forma Adjustments, page 197

65.                               Please expand your disclosure in Note 2(d) to state the range of possibilities.  We note that you have disclosed the maximum and that the underwriter compensation could be less.

Response to Comment 65

The Company respectfully advises the staff, that, as this is a matter that is still under discussion, the Registrant is not in a position to provide such disclosure at this time.  Accordingly, prior to the Company filing its request for acceleration of the effective date of the Registration Statement, the Registration Statement will be revised to quantify a range of possibilities.

Income Statement Pro Forma Adjustments, page 198

66.                               Please expand your disclosure in (j) to discuss how WAPA will provide the activities previously provided by MVS and the additional cost to WAPA, if any.

Response to Comment 66

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 201 of Amendment No. 1.

67.                               Please expand your disclosure in (k) and tell us the natures and amounts of the non-recurring transaction expenses incurred by WAPA and Cinelatino during the period presented and which are attributable to the transaction.

Response to Comment 67

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 201 of Amendment No. 1.

68.                               Please expand your disclosure in (1) to disclose why the effect of the 14,666,667 Amended Azteca Warrants (i.e., warrants to purchase 7,333,333 shares of Azteca common stock) has been determined to be anti-dilutive for the nine months ended September 30, 2012, and year ended December 31, 2011.

Response to Comment 68

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 202 of Amendment No. 1.

Financial Statements — Cine Latino, Inc.

69.                               Please revise your Statements of Income on pages F-56 and F-66 to present earnings per share.

Response to Comment 69

The Registration Statement has been revised in response to the Staff’s comment.  Please see page F-40 of Amendment No. 1.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3085, Scott D. Fisher at (212) 373-3049 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:                                Alan Sokol, Esq.
Cine Latino, Inc.

Alan Annex, Esq.
Greenberg Traurig, LLP